SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bioblast Pharma Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.05 par value

(Title of Class of Securities)

M20156101

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

X	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M20156101	13G	Page 2 of 12 Pages

1.	Names of Reporting Persons Pontifax Israel III L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 508,0521 2
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 508,0521 2
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 508,0521 2
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 15.2%
12.	Type of Reporting Person (See Instructions) PN

1. Consists of 344,820 ordinary shares owned by Pontifax Israel III L.P., 160,982 ordinary shares owned by Pontifax Cayman III L.P. and options to purchase 2,250 ordinary shares exercisable within 60 days of December 31, 2017, owned by Pontifax Israel III L.P. and by Pontifax Cayman III L.P. Pontifax Management Fund III L.P. is the general partner of Pontifax Israel III L.P. and Pontifax Cayman III L.P. Pontifax Management III G.P. (2011) Ltd. is the general partner of Pontifax Management Fund III L.P. Ran Nussbaum is a director of Pontifax Management III G.P. (2011) Ltd.

2. Taking into account a five-to-one reverse share split effected on September 25, 2017.

CUSIP No. M20156101	13G	Page 3 of 12 Pages

1.	Names of Reporting Persons Pontifax Cayman III L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 508,0521 2
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 508,0521 2
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 508,0521 2
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 15.2%
12.	Type of Reporting Person (See Instructions) PN

1. Consists of 344,820 ordinary shares owned by Pontifax Israel III L.P., 160,982 ordinary shares owned by Pontifax Cayman III L.P. and options to purchase 2,250 ordinary shares exercisable within 60 days of December 31, 2017, owned by Pontifax Israel III L.P. and by Pontifax Cayman III L.P. Pontifax Management Fund III L.P. is the general partner of Pontifax Israel III L.P. and Pontifax Cayman III L.P. Pontifax Management III G.P. (2011) Ltd. is the general partner of Pontifax Management Fund III L.P. Ran Nussbaum is a director of Pontifax Management III G.P. (2011) Ltd.

2. Taking into account a five-to-one reverse share split effected on September 25, 2017.

CUSIP No. M20156101	13G	Page 4 of 12 Pages

1.	Names of Reporting Persons Pontifax Management Fund III L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 508,0521 2
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 508,0521 2
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 508,0521 2
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 15.2%
12.	Type of Reporting Person (See Instructions) PN

1. Consists of 344,820 ordinary shares owned by Pontifax Israel III L.P., 160,982 ordinary shares owned by Pontifax Cayman III L.P. and options to purchase 2,250 ordinary shares exercisable within 60 days of December 31, 2017, owned by Pontifax Israel III L.P. and by Pontifax Cayman III L.P. Pontifax Management Fund III L.P. is the general partner of Pontifax Israel III L.P. and Pontifax Cayman III L.P. Pontifax Management III G.P. (2011) Ltd. is the general partner of Pontifax Management Fund III L.P. Ran Nussbaum is a director of Pontifax Management III G.P. (2011) Ltd.

2. Taking into account a five-to-one reverse share split effected on September 25, 2017.

CUSIP No. M20156101	13G	Page 5 of 12 Pages

1.	Names of Reporting Persons Pontifax Management III G.P. (2011) Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 508,0521 2
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 508,0521 2
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 508,0521 2
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 15.2%
12.	Type of Reporting Person (See Instructions) CO

1. Consists of 344,820 ordinary shares owned by Pontifax Israel III L.P., 160,982 ordinary shares owned by Pontifax Cayman III L.P. and options to purchase 2,250 ordinary shares exercisable within 60 days of December 31, 2017, owned by Pontifax Israel III L.P. and by Pontifax Cayman III L.P. Pontifax Management Fund III L.P. is the general partner of Pontifax Israel III L.P. and Pontifax Cayman III L.P. Pontifax Management III G.P. (2011) Ltd. is the general partner of Pontifax Management Fund III L.P. Ran Nussbaum is a director of Pontifax Management III G.P. (2011) Ltd.

2. Taking into account a five-to-one reverse share split effected on September 25, 2017.

CUSIP No. M20156101	13G	Page 6 of 12 Pages

1.	Names of Reporting Persons Ran Nussbaum
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 508,0521 2
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 508,0521 2
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 508,0521 2
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 15.2%
12.	Type of Reporting Person (See Instructions) IN

1. Consists of 344,820 ordinary shares owned by Pontifax Israel III L.P., 160,982 ordinary shares owned by Pontifax Cayman III L.P. and options to purchase 2,250 ordinary shares exercisable within 60 days of December 31, 2017, owned by Pontifax Israel III L.P. and by Pontifax Cayman III L.P. Pontifax Management Fund III L.P. is the general partner of Pontifax Israel III L.P. and Pontifax Cayman III L.P. Pontifax Management III G.P. (2011) Ltd. is the general partner of Pontifax Management Fund III L.P. Ran Nussbaum is a director of Pontifax Management III G.P. (2011) Ltd.

2. Taking into account a five-to-one reverse share split effected on September 25, 2017.

CUSIP No. M20156101	13G	Page 7 of 12 Pages

Introductory Note: This Schedule 13G is filed on behalf of Pontifax Israel III L.P., a limited partnership organized under the laws of the State of Israel, Pontifax Cayman III L.P., a limited partnership organized under the laws of the Cayman Islands, Pontifax Management Fund III L.P., a limited partnership organized under the laws of the State of Israel, Pontifax Management III G.P. (2011) Ltd., an Israeli company and Ran Nussbaum, in respect of ordinary shares of Bioblast Pharma Ltd.

Item 1(a).	Name of Issuer:

Bioblast Pharma Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

PO Box 318

Tel Aviv, Israel 6100201

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of Pontifax Israel III L.P., Pontifax Cayman III L.P., Pontifax Management Fund III L.P., Pontifax Management III G.P. (2011) Ltd. and Ran Nussbaum.

Item 2(b).	Address of Principal Offices or, if None, Residence:

The addresses of the Reporting Persons are:

Pontifax Israel III L.P - 14 Shenkar St. Herzliya, 46140, Israel

Pontifax Cayman III L.P. - 14 Shenkar St. Herzliya, 46140, Israel

Pontifax Management Fund III L.P., - 14 Shenkar St. Herzliya, 46140, Israel

Pontifax Management III G.P. (2011) Ltd. - 14 Shenkar St. Herzliya, 46140, Israel

Ran Nussbaum - 14 Shenkar St. Herzliya, 46140, Israel

Item 2(c).	Citizenship:

Pontifax Israel III L.P. is organized in the State of Israel, Pontifax Cayman III L.P. is organized in the Cayman Islands, Pontifax Management Fund III L.P. is organized in the State of Israel, Pontifax Management III G.P. (2011) Ltd. is incorporated in the State of Israel and Ran Nussbaum is a citizen of the State of Israel.

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

M20156101

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not applicable.

CUSIP No. M20156101	13G	Page 8 of 12 Pages

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________________________________

Item 4.	Ownership.

(a)	Amount beneficially owned:

508,052 shares1

(b)	Percent of class:

15.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 508,052shares

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 508,052shares

(iv)	Shared power to dispose or to direct the disposition of: 0

1. Consists of 344,820 ordinary shares owned by Pontifax Israel III L.P., 160,982 ordinary shares owned by Pontifax Cayman III L.P. and options to purchase 2,250 ordinary shares exercisable within 60 days of December 31, 2017, owned by Pontifax Israel III L.P. and by Pontifax Cayman III L.P. Pontifax Management Fund III L.P. is the general partner of Pontifax Israel III L.P. and Pontifax Cayman III L.P. Pontifax Management III G.P. (2011) Ltd. is the general partner of Pontifax Management Fund III L.P. Ran Nussbaum is a director of Pontifax Management III G.P. (2011) Ltd.

CUSIP No. M20156101	13G	Page 9 of 12 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M20156101	13G	Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

PONTIFAX ISRAEL III L.P.

By: /s/ Pontifax Management Fund III L.P.
Name: Pontifax Management Fund III L.P.
Title: General Partner

PONTIFAX CAYMAN III L.P.

By: /s/ Pontifax Management Fund III L.P.
Name: Pontifax Management Fund III L.P.
Title: General Partner

PONTIFAX MANAGEMENT FUND III L.P

By: /s/ Pontifax Management Fund III G.P. (2011) L.P.
Name: Pontifax Management Fund III G.P. (2011) L.P.
Title: General Partner

PONTIFAX MANAGEMENT FUND III G.P. (2011) L.P

By: /s/ Ran Nussbaum
Name: Ran Nussbaum
Title: Director

/s/ Ran Nussbaum
RAN NUSSBAUM

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. M20156101	13G	Page 11 of 12 Pages

EXHIBIT INDEX

A.	Joint Filing Agreement, dated as of February 14, 2018, by and among Pontifax Israel III L.P., Pontifax Cayman III L.P., Pontifax Management Fund III L.P., Pontifax Management III G.P. (2011) Ltd. and Ran Nussbaum

CUSIP No. M20156101	13G	Page 12 of 12 Pages

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the Ordinary Shares of NIS 0.05 par value, of Bioblast Pharma Ltd., dated as of February 14, 2018, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 14, 2018

PONTIFAX ISRAEL III L.P.

By: /s/ Pontifax Management Fund III L.P.
Name: Pontifax Management Fund III L.P.
Title: General Partner

PONTIFAX CAYMAN III L.P.

By: /s/ Pontifax Management Fund III L.P.
Name: Pontifax Management Fund III L.P.
Title: General Partner

PONTIFAX MANAGEMENT FUND III L.P

By: /s/ Pontifax Management Fund III G.P. (2011) L.P.
Name: Pontifax Management Fund III G.P. (2011) L.P.
Title: General Partner

PONTIFAX MANAGEMENT FUND III G.P. (2011) L.P

By: /s/ Ran Nussbaum
Name: Ran Nussbaum
Title: Director

/s/ Ran Nussbaum
RAN NUSSBAUM